EXHIBIT H

PUBLIC FINANCE—2009 BUDGET

The information included in this section amends and replaces the information about Brazil contained in the section entitled “Public Finance-2008 Budget” on pages D-84 to D-86 of Exhibit D of Brazil’s Annual Report for 2008 on Form 18-K filed with the SEC on September 30, 2009. Initially capitalized terms not defined in this section have the meanings ascribed to them in that annual report. Cross-references in this section are to sections in that annual report.

2009 Budget

The 2009 budget bill was approved by the National Congress and signed by the President on December 30, 2008 (Law No.11,897). The Federal Government established as a target for 2009 a consolidated public sector primary surplus of R$119.9 billion (3.8% of GDP). The budget of the Federal Government forecast a primary surplus of R$67.9 billion based on estimated revenues and expenditures of R$805.3 billion and R$737.4 billion, respectively. The 2009 budget assumed an inflation rate of 4.50%.

The principal assumptions underlying the 2009 budget estimates are set forth below.

Table No. 28

Principal 2009 Budget Assumptions

	Year Ended December 31, 2009
Gross Domestic Product
Nominal GDP (billions of reais)	R$	3,156
Real GDP Growth		3.50%
Inflation
Domestic Inflation (IPCA)		4.50%

Source: SEPLAN/ SOF

Due to the current economic crises, the budget assumptions were revised and reduced on May 20, 2009. The real GDP growth was set at 1% and domestic inflation (IPCA) was changed to 4.3% for 2009.

The following table sets forth revenues and expenditures of the Federal Government in 2007 and 2008, and as projected in the 2009 budget.

Table No. 29

Primary Balance of the Federal Government and 2009 Budget(1)

	Year Ended December 31				2009 Budget
	2007		2008
	(in billions of reais)
1—Total Revenues	R$	618.9	R$	716.6	R$	805.3
1.1—Treasury revenue		477.1		551.3		617.5
1.1.1—Administrative revenue		432.6		484.7		522.4
1.1.2—Refunds		(13.8)		-13.4		n.a .
1.1.3—Direct taxes		0		0.0		n.a .
1.1.4—Other revenues		58.4		80.0		95.1
1.1.5—Fiscal incentives		0		0.0		n.a .
1.2—Social security receipts		140.4		163.4		187.8
1.3—Central Bank receipts		1.3		2.0		n.a .

2—Total Expenditures		561.0		645.2		737.4
2.1—Treasury expenditures(2)		373.8		443.3		508.8
2.1.1—Transfers to States and municipalities		105.6		133.1		141.0
2.1.2—Expenditures of the Federal Administration(3)		257.6		303.1		361.8
2.1.3—Subsidies and subventions		10.0		6.0		6.0
2.1.4—Transfers to Central Bank		0.5		1.0		n.a .
2.2—Social security benefits		185.3		199.6		228.6
2.3—Central Bank expenditures		2.0		2.4		n.a .

3—Primary Balance(4)		57.8		71.4		67.9
3.1—Federal Government result (1-2)		58.5		71.9		67.9
3.1.1—National Treasury (1.1-2.1)		103.4		108.1		108.7
3.1.2—Social security (1.2-2.2)		(44.9)		-36.2		-40.8
3.2—Central Bank result (1.3-2.3)		(0.6)		-0.5		n.a .

4—Financing Requirement(5)		(59.4)		-72.6		-67.9

5—Errors and Omissions(5)		1.6		1.2		0.0

(1)	Consolidated accounts of the National Treasury, Social Security and the Central Bank, according to Law No. 11,897 dated December 30, 2008.
(2)	Calculated as the sum of transfers to States and municipalities, personnel costs and other expenditures.
(3)	Calculated as the sum of personnel costs and other expenditures, minus subsidies and subventions.
(4)	Above the line. Surplus/(deficit). (5)(Surplus)/deficit below the line.

Source: Ministry of Finance/National Treasury Secretariat and Central Bank

In accordance with the first bi-monthly revision of revenues, expenditures, fiscal results and macroeconomic parameters as required by the Fiscal Responsibility Law, the Federal Government primary surplus target was set at R$50.9 billion, based on estimated revenues and expenditures of R$757.0 billion and R$706.1 billion, respectively, assuming a real GDP growth rate of 2.0% in 2009. Accordingly, the Planning Minister announced that the Federal Government would reduce budgeted 2009 expenditures by as much as R$21.6 billion depending on revenues during2009. The second bi-monthly revision of revenues, expenditures, fiscal results and macroeconomic parameters has assumed a real GDP growth rate of 1.0% in 2009, revenues of R$745.2 billion and expenditures of R$708.9 billion. The Federal Government primary surplus target was set at R$36.3 billion (or 1.4% of GDP in 2009, in accordance with new target announced on April 15, 2009). The Federal Government released R$9.1 billion of the contingent resources during the first bi-monthly revision. See “Public Finance—Fiscal Responsibility Law and Fiscal Crime Law”.

The following table sets forth the expenditures of the Federal Government in the years indicated, by function. The figures in this table are not directly comparable with those set forth in the table above entitled “Primary Balance of the Federal Government and 2009 Budget”, because the expenditures set forth in the table above were calculated in accordance with the IMF, which does not include, among other things, debt service expenditures and certain financial investments.

Table No. 30

Expenditures of the National Treasury by Function

(in millions of dollars)(1)

	2004	2005	2006	2007	2008	2009
Legislative	$1,208	$1,563	$1,926	$2,055	$2,314	$2,800
Judiciary	4,326	5,341	7,100	8,214	10,480	12,608
Administration and Planning	3,054	3,732	4,613	5,571	6,316	10,612
Agriculture	2,610	3,420	4,564	4,007	4,175	8,673
Communications	170	198	210	240	204	314
National Defense and Public Security	5,585	7,572	9,230	10,964	13,544	15,931
Regional Development	—	—	—	—	—	—
Education, Culture and Citizenship Rights	5,266	7,191	8,659	10,233	12,746	19,291
Energy and Mineral Resources	135	193	197	209	234	408
Housing and Urban Planning	575	1,101	1,509	435	673	4,678
Industry, Commerce and Services	1,242	1,782	2,210	2,168	1,857	4,206
Foreign Affairs	448	628	617	717	995	822
Health and Sanitation	11,296	15,018	18,286	20,265	24,056	27,914
Labor	3,660	5,222	7,544	9,938	11,899	13,065
Assistance and Social Security	61,309	83,899	107,551	132,377	155,813	159,664
Transportation	1,248	2,762	3,174	2,932	2,606	7,340
Environmental Management	408	818	688	654	749	2,032
Science and Technology	891	1,345	1,702	1,647	2,155	2,712
Agricultural Organization	895	1,471	1,925	1,789	1,330	2,769
Sports and Leisure	93	174	338	387	110	685
Special Charges	205,994	311,069	357,760	383,531	399,543	466,620
Intergovernment Transfers	—	—	—	—	—	—
Contingency Reserve	—	—	—	—	—	12,076
Total(2)	$310,414	$454,496	$539,804	$598,333	$651,799	$775,219

(1)	Converted to U.S. dollars using the annual average commercial exchange rate (sell side).

(2)	Total expenditures in this table are those reflected in the accounts of the Ministry of Finance, which treats certain expenditures as having been incurred when committed even though the corresponding amounts are disbursed in a later year.
(3)	Estimates. Source: General Budget of the Republic—Secretariat of Budget and Finance.

Source: Federal General Balance Sheet—Ministry of Finance